UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-38283

InflaRx N.V.

(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFLARX N.V.

Results of Annual General Meeting of Shareholders

On April 23, 2026, InflaRx N.V. (the “Company”) held its Annual General Meeting of Shareholders (the “Annual General Meeting”). The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3. Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2025.

The Company shareholders approved the adoption of Dutch statutory annual accounts for the financial year ended December 31, 2025.

Agenda Item 5. Instruction to KPMG Accountants N.V. for the external audit of the Company’s statutory annual accounts for the financial year 2026.

The Company shareholders approved the instruction to KPMG Accountants N.V. for the external audit of the Company’s statutory annual accounts for the financial year 2026.

Agenda Item 6. Release from liability for the Company’s directors with respect to the performance of their duties during the financial year ended December 31, 2025.

The Company shareholders approved the release from liability for the Company’s directors with respect to the performance of their duties during the financial year ended December 31, 2025.

Agenda Item 7. Re-appointment of Mr. Niels Riedemann as executive director of the Company.

The Company shareholders approved the re-appointment of Mr. Niels Riedemann as executive director of the Company.

Agenda Item 8. Re-appointment of Mr. Renfeng Guo as executive director of the Company.

The Company shareholders approved the re-appointment of Mr. Renfeng Guo as executive director of the Company.

Agenda Item 9. Re-appointment of Mr. Nicolas Fulpius as non-executive director of the Company.

The Company shareholders approved the re-appointment of Mr. Nicolas Fulpius as non-executive director of the Company.

Agenda Item 10. Re-appointment of Mr. Richard Brudnick as non-executive director of the Company.

The Company shareholders approved the re-appointment of Mr. Richard Brudnick as non-executive director of the Company.

Agenda Item 11. Re-appointment of Ms. Hege Hellstrom as non-executive director of the Company.

The Company shareholders approved the re-appointment of Ms. Hege Hellstrom as non-executive director of the Company.

Agenda Item 12. Extension of authorization for the Company’s board of directors (the “Board”) to issue shares and grant rights to subscribe for shares.

The Company shareholders approved the extension of authorization for the Company’s Board to issue shares and grant rights to subscribe for shares.

Agenda Item 13. Extension of authorization for the Board to limit and exclude pre-emption rights.

The Company shareholders approved the extension of authorization for the Board to limit and exclude pre-emption rights.

Agenda Item 14. Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company’s capital.

The Company shareholders approved the extension of authorization for the Board to acquire shares and depository receipts for shares in the Company’s capital.

Agenda Item 15. Amendment to the Company’s articles of association.

The Company shareholders approved the amendment to the Company’s articles of association.

Agenda Item 16. Approval of a new Long-Term Incentive Plan (the “LTIP 2026”).

The Company shareholders approved the LTIP 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: April 23, 2026	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Deed of Amendment to the Articles of Association, dated April 23, 2026.

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